EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET REPORTS DECEMBER 2002 PERFORMANCE

HOUSTON, Jan. 2, 2003 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in December 2002 for its Continental Express operating fleet.

During the month, ExpressJet flew 384.0 million revenue passenger miles (RPMs), up 36.9 percent versus December 2001. Capacity increased 25.2 percent to 568.2 million available seat miles (ASMs) in December 2002, compared with December 2001. ExpressJet's load factor increased to 67.6 percent in December 2002, a record high for the month and a 5.8 point improvement over December 2001.

Also in December, ExpressJet accomplished a 99.8 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 97.9 percent. The results compare with a December 2001 controllable completion factor of 99.8 percent and a total completion factor of 99.0 percent.

ExpressJet began all-jet operations in December with the retirement of its last eight ATR-42 turboprops and the addition of six Embraer ERJ-145XR (extended-range) jets to close the year with a total operating fleet of 188 aircraft, including 18 new extended-range regional jets. With its transition to all-jet flying, ExpressJet replaced turboprop service with regional jets at six destinations from Continental Airlines' Houston hub at George Bush Intercontinental Airport, including Lake Charles, La.; College Station, Killeen and Victoria, Texas; Ellington Field in Houston; and Southeast Texas Regional Airport, serving the Beaumont-Port Arthur area.

ExpressJet also inaugurated daily nonstop service in December between Daytona Beach, Fla., and Continental's New York hub at Newark Liberty International Airport, as well as new daily roundtrips between Houston and both Palm Springs, Calif., and Villahermosa, Mexico

ExpressJet employs more than 5,500 people and provides Continental Airlines with all of its regional jet airline capacity at its hub airports in Houston, Cleveland and New York/Newark. Continental Express, operated by ExpressJet Airlines, Inc., offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental Airlines and its alliance carriers fly. ExpressJet

Airlines is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

-more-

PRELIMINARY TRAFFIC RESULTS

DECEMBER	2002	2001	Change
Revenue Passenger Miles (000)	384,001	280,539	36.9 Percent
Available Seat Miles (000)	568,187	453,994	25.2 Percent
Passenger Load Factor	67.6 Percent	61.8 Percent	5.8 Points

FULL YEAR	2002	2001	Change
Revenue Passenger Miles (000)	3,951,617	3,388,219	16.6 Percent
Available Seat Miles (000)	6,218,578	5,436,515	14.4 Percent
Passenger Load Factor	63.5 Percent	62.3 Percent	1.2 Points

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